Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

December 21, 2020

Ms. Kathleen Collins

Ms. Jan Woo

Ms. Joyce Sweeney

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Cloopen Group Holding Limited (CIK No. 0001804583)

Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on November 13, 2020

Dear Ms. Collins, Ms. Woo, Ms. Sweeney and Mr. Kauten,

On behalf of our client, Cloopen Group Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 10, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 13, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO
SAN DIEGO    SAN FRANCISCO    SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Prospectus Summary

Overview, page 1

1.              Please present financial and operational metrics for each period presented to provide sufficient context and balance to the disclosures. In this regard, you disclose dollar-based net customer retention rate only for fiscal 2019 and the number of customers for project-based solutions for fiscal 2018 and 2019, but do not provide similar disclosure for the six months ended June 30, 2020. This comment applies to disclosure throughout your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 95, 135, 139, 144 and 151 of the Revised Draft Registration Statement.

Prospectus Summary

Our Industry, page 2

2.              For context, please disclose the size of the cloud-based CC market and the cloud-based UC&C markets as well as China’s IT spending.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 126 and 136 of the Revised Draft Registration Statement.

Our Risks and Challenges, page 3

3.              Please clarify that your dual class voting structure and the concentration of ownership provides Class B ordinary shareholders considerable influence over corporate matters, including the election of your board of directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

Corporate History and Structure, page 5

4.              Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates. Also, revise footnote (1) to disclose the ownership percentages for the shareholders of Ronglian Yitong, your variable interest entity (“VIE”). This comment also applies to your disclosure on page 86.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 89 and 185 of the Revised Draft Registration Statement.

The Offering, page 9

5.              You state that 213,409,228 ordinary shares will be issued and outstanding on an as-converted bases as of the date of this prospectus. Please address the following:

•                                          Reconcile this amount to the ordinary and preferred shares as disclosed in your June 30, 2020 balance sheet.

The Company respectfully advises the Staff that the reconciliation of ordinary shares issued on an as-converted basis is shown as below:

	Number of Issued Ordinary Shares (Class A and B)	Number of Preferred Shares to be Converted to Ordinary Shares on a 1 to 1 Basis	Number of Ordinary Shares on an As- converted Basis
Number of shares issued as of June 30, 2020	94,389,321	108,685,372	203,074,693
Issuance of ordinary shares for purchase of non-controlling interests in July 2020	3,501,087	—	3,501,087
Issuance of preferred shares for anti-dilution purposes attributable to the purchase of non-controlling interests in July 2020	—	406,605	406,605
Exercise of Series E-1 warrants in November 2020	—	6,426,844	6,426,844
Cancellation of Series E-1 preferred share in November 2020	—	(1)	(1)
Number of shares as of November 03, 2020	97,890,408	115,518,820	213,409,228
Issuance of Series F preferred shares on November 13, 2020	—	31,581,509	31,581,509
Number of shares as of December 21, 2020	97,890,408	147,100,329	244,990,737

The number of preferred shares issued as of June 30, 2020 is the sum of the number of Series A-E Preferred Shares (Series A: 18,642,038, Series B: 19,617,225, Series C: 44,659,956, Series D: 12,462,157, and Series E: 13,303,996). Further, in response to the Staff’s comment, the Company has revised the number of the Series E Preferred Shares on F-63 of the Revised Draft Registration Statement from 19,540,242 to 13,303,996.

The Company further advises the Staff that on November 13, 2020, the Company issued a total of 31,581,509 series F Preferred Shares in connection with its series F financing. The Company has updated the disclosure to reflect a total of 244,990,737 issued and outstanding ordinary shares on an as-converted basis as of the date of the Revised Draft Registration Statement.

•                                          Provide a breakdown of the 13,561,638 restricted ordinary shares at June 30, 2020. Clarify whether such shares will be fully vested and outstanding at the time of this prospectus and ensure that your disclosures appropriately address any changes to restrictions and vesting provisions related to such shares.

The Company respectfully advises the Staff that the breakdown of restricted ordinary shares is shown as below:

Grant Date	Number of restricted ordinary shares at June 30, 2020		Number of restricted ordinary shares vested from June 30 to December 21, 2020	Number of restricted ordinary shares at December 21, 2020
June 10, 2016	1,700,000	*	—	1,700,000
August 28, 2019	8,154,893	**	2,718,298	5,436,595
March 25, 2020	3,706,745	***	—	3,706,745
Total	13,561,638		2,718,298	10,843,340

* 1,700,000 restricted ordinary shares will be deemed to vest immediately and released from all the restrictions upon the completion of the Company’s initial public offering.

** 2,718,298, 2,718,298 and 2,718,297 restricted ordinary shares vest on August 28, 2020, 2021 and 2022, respectively.

***1,853,373 restricted ordinary shares will vest on March 25, 2021 and the remaining 1,853,372 restricted ordinary shares will vest evenly over the next twelve months.

At the date of the Revised Registration Statement, the restricted ordinary shares are not fully vested and the number of vested restricted ordinary shares is 2,718,298 and the number of outstanding restricted ordinary shares subject to vesting is 10,843,340.

•                                          Consider including pro forma per share information in the Summary Consolidated Financial and Other Operating Data and Selected Consolidated Financial Data tables for the most recently completed fiscal year and interim period reflecting the changes to your outstanding ordinary shares prior to effectiveness. Ensure that the footnotes to such tables adequately explain your pro forma per share calculations and include a discussion of how the Series F preferred share issuance in November 2020 will impact your weighted average shares outstanding and per share information.

In response to the Staff’s comment, the Company will revise the disclosure in a future confidential submission of its Form F-1.

Risk Factors

Risks Related to Our Business and Industry

Our sales cycle can be lengthy…, page 21

6.              Please disclose the average length of your sales cycle for your large enterprise customers as compared to the length of your sales cycle for your other customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Draft Registration Statement.

We have incurred and may continue to incur substantial share-based compensation expenses, page 34

7.              To provide further context for the risks, please quantify the total unrecognized compensation expense as of June 30, 2020 and the period over which these costs will be recognized.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Draft Registration Statement.

Negative publicity and allegations…, page 36

8.              Please briefly describe the nature of the alleged misrepresentations in the Sunland litigation and identify the case caption.

In response to the Staff’s comment, the Company has identified the case caption on page 37 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that Mr. Yipeng Li, its chief financial officer, was named as a co-defendant in the Sunlands litigation due to his position as the then chief financial officer of Sunlands Technology Group and that, to the Company’s knowledge, there was no specific allegations against or wrongdoing pointing to Mr. Li in the plaintiff’s compliant. As such, the Company does not believe that Mr. Li’s professional integrity or competence is at dispute in the Sunlands litigation. The Company respectfully requests that the nature of the alleged misrepresentation in the Sunlands litigation not be disclosed because the additional information will not be meaningful to investors and may carry the risk of misleading the investors by according disproportionate weight to this disclosure and inviting investors to make unwarranted assumptions about Mr. Li’s role as the Company’s chief financial officer. To address the Staff’s concerns, the Company has clarified Mr. Li’s involvement in the Sunlands litigation on page 37 of the Revised Draft Registration Statement.

Risks Related to Our Corporate Structure, page 57

9.              Please include a discussion regarding the risk of potential unauthorized use of indicia of corporate power or authority, such as chops and seals and what it would mean for your corporate structure and operations should you lose control over these assets. Refer to CF Disclosure Guidance: Topic 10.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 49 of the Revised Draft Registration Statement.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, page 68

10.       Please revise here to clearly state that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement.

Use of Proceeds, page 76

11.       We note that your short-term borrowings increased substantially from the period ended December 31, 2019. Please tell us whether your allocation of the proceeds from this offering towards “working capital and general corporate purposes” includes repayment of your short-term borrowings. If so, please provide the disclosure required by Item 3.C.4 of Form 20-F.

The Company respectfully advises the Staff that the Company expects to repay its short-term borrowings with its existing cash and anticipated proceeds from financing activities and does not have current plan to apply any portion of the net proceeds from this offering to the repayment of such borrowings.

Dilution, page 82

12.       Please reconcile for us the number of shares used in arriving at the US$ 0.21 net tangible book value per share as of June 30, 2020 to the ordinary shares as disclosed in your June 30, 2020 balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, the number of shares used in arriving at the revised net tangible book value per share of US$0.22 as of June 30, 2020 is shown as below:

Total assets	A	RMB631,341,637	US$89,360,608
Less: Intangible assets, net	B	RMB2,897,698	US$410,143
Less: Total liabilities	C	RMB502,452,714	US$71,117,566
Net tangible book value	D=A-B-C	RMB125,991,225	US$17,832,899

Class A Ordinary Shares outstanding as of June 30, 2020 (F-63)	E	24,869,721	24,869,721
Class B Ordinary Shares outstanding as of June 30, 2020 (F-63)	F	55,957,962	55,957,962
Total ordinary shares outstanding as of June 30, 2020.	G=E+F	80,827,683	80,827,683

Net tangible book value per share as of June 30, 2020	H=D/G	RMB1.56	US$0.22

All translations of Renminbi into U.S. dollars were made at RMB7.0651 to US$1.00.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Overview, page 92

13.       We note your disclosure quantifying recurring revenues for the periods presented. Please describe for us your basis for characterizing the related revenues as recurring considering a significant portion appears to be based on usage. In your response separately address the different types of revenue that you consider to be recurring and explain the extent to which usage and the related revenues may fluctuate on a monthly basis.

The Company respectfully advises the Staff that, as disclosed in the computation of “dollar-based net customer retention rate” on page 8 of the Draft Registration Statement, the Company characterizes the revenues generated from (1) CPaaS solutions and (2) cloud-based CC solutions deployed primarily on public cloud as recurring revenues.

Specifically, for CPaas solutions, the Company charges its customer usage-based service fees on a regular schedule, usually on a monthly or annually basis. For cloud-based CC solutions deployed primarily on public cloud that the Company considers generate recurring revenues, the revenue model is a combination of seat subscription fees and related resource usage fees. The Company considers the revenues generated from these solutions to be recurring for the following reasons: (1) based on the historical purchase patterns, the Company’s customers for CPaaS solutions generally make recurring purchases to allow for continuous and uninterrupted usages, and the revenues generated by existing customers for cloud-based CC solutions deployed primarily on public cloud has been relatively stable, as supported by an overall dollar-based net retention rate of over 90% for each of 2018, 2019 and the six months ended June 30, 2020, and (2) based on the historical usage patterns, the Company has noted no material fluctuation in usage from month to month other than insubstantial changes based on seasonal factors, such as a decrease in usage during the Chinese New Year holiday. In addition, for CPaaS solutions, no material sales or other efforts are needed to induce the customers to make further purchases after the initial engagement. For cloud-based CC solutions deployed primarily on public cloud, the portion of revenues that is based on seat subscription is predictable, and subscribers must affirmatively opt out to change to a different solution provider as such solutions are generally integrated into their business operation systems.

Key Operating Metrics, page 95

14.       Please include a discussion of the underlying reasons for the decreases in the dollar-based net customer retention rate in 2019 and the six-months ended June 30, 2020. Refer to Items 5.A and 5.D of Form 20-F and Section I of SEC Release 33-10751.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement.

15.       In the your discussion of results for the 6-months ended June 30, 2020, you refer to increasing average revenue per customer as one of the factors for the increase in cloud-based CC solutions revenues. Please tell us whether you use average revenue per customer in managing and evaluating your business, and provide quantified disclosure of such metric for each period presented, if material. In addition, revise to disclose the actual number of customers for each period rather than referring to, for example, over 3,800.

The Company respectfully advises the Staff that average revenue per customer is not a material indicator in managing and evaluating its business, given that revenues contributed by each customer can vary significantly upon factors including usage, number of functional modules embedded and customization level. In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 113 of the Revised Draft Registration Statement.

Internal Control over Financial Reporting, page 101

16.       We note you are in the process of implementing measures to address the identified material weakness. Please revise to clarify what remains to be completed in your remediation plan and how long you estimate it will take to complete your plan. Also, disclose the remediation costs expected to be incurred, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement. The Company further advises the Staff that, based on current estimation, the Company expects to incur a total of approximately RMB2.0 million (US$0.3 million) for the remedial plan, which the Company believes is immaterial to its business and operations.

Critical Accounting Policies and Estimates

Share-based compensation, page 104

17.       Please provide us with a breakdown of all stock options and restricted ordinary shares issued to date in fiscal 2020, and include the fair value of the underlying ordinary share used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In your response, include any ordinary shares transactions that may not be considered as share-based compensation, such as the purchase of non-controlling interests and transactions disclosed in Item 7. In addition, please reconcile your disclosure of the fair value of the underlying ordinary shares for the year ended December 31, 2019 to your disclosure on page F-45.

Please provide us with a breakdown of all stock options and restricted ordinary shares issued to date in fiscal 2020, and include the fair value of the underlying ordinary share used to value such awards as determined by your board of directors

The Company respectfully advises the Staff that the tables below provide the breakdown of (1) stock options granted as share-based awards and (2) restricted ordinary shares issued in connection with the purchase of non-controlling interests of one subsidiary, Beijing Baiyi High-tech Information Technology Co., Ltd. from January 1, 2020 to the date of this letter:

Grant Date	Number of share options granted	Fair value of underlying ordinary share
January 2020	220,000	US$1.36
March 2020	580,709	US$1.31
May 2020	2,140,000	US$1.31
July 2020	3,422,819	US$1.31
September 2020	430,000	US$1.51
Total	6,793,528

Grant Date	Number of restricted ordinary shares issued	Fair value of underlying ordinary share
March 2020	3,706,745	US$1.31
Total	3,706,745

In your response, include any ordinary shares transactions that may not be considered as share-based compensation, such as the purchase of non-controlling interests and transactions disclosed in Item 7

The table below provides the breakdown of ordinary share transactions not considered as share-based compensation:

Purchaser	Date of Issuance	Number of Securities	Fair value of underlying ordinary share
Kastle Limited*	July 15, 2020	3,036,187 pre-offering Class A ordinary shares	US$1.31
Will Hunting Capital Fund I, L.P.*	July 15, 2020	464,900 pre-offering Class A ordinary shares	US$1.31
Wisdom Legend Investment Limited **	November 3, 2020	1,700,000 pre-offering Class A ordinary shares	N/A

*There transactions are in connection with the purchase of non-controlling interests of the Group’s subsidiaries.

**This transaction is surrender of ordinary shares by a shareholder and issuance of the same number of ordinary shares to an affiliate of the shareholder.

To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology

The fair value of underlying ordinary shares changed from $1.36 in January, 2020 to $1.31 in March, May and July, 2020 due to additional Series E Preferred Shares issued during that period and as a result a lower percentage of the Company's enterprise value was allocated to the ordinary shares, which increased the total number of ordinary shares outstanding on a fully converted basis and dilute the fair value of ordinary shares.

The fair value of underlying ordinary shares increased from US$1.31 in July 2020 to US$1.51 in September 2020 due to an increase in the Company’s enterprise value as a result of a decrease in the discount rate from 15.9% in July 2020 to 14.9% in September 2020 used in the valuation assumptions and the shorten in the expected consummation date of the Company’s initial public offering from 2.17 years to 0.41 year based on management’s most recent expectation about the initial public offering process.

When the Company was preparing its consolidated financial statements for the nine-month period ended September 30, 2020, the Company noted an error that the estimated fair value of the Company’s redeemable convertible preferred shares of US$2.45 was inadvertently applied when determining the grant date fair value of share-based awards instead of the estimated fair value of the ordinary shares of US$1.31 for restricted ordinary shares issued on March 25, 2020. As a result, share-based compensation expenses were overstated by RMB3.9 million (equivalent to US$0.6 million) during the six-month period ended June 30, 2020. The Company performed an analysis pursuant to ASC 250-10-S99-1 and took into consideration of various qualitative and quantitative factors and concluded that the error was immaterial both individually or collectively with other errors (including other errors discussed in this response letter, which represent all known uncorrected errors), to the previously reported interim financial statements. The Company will correct this  error in its consolidated financial statements for the nine-month ended September 30, 2020, which will be included in a future confidential submission of its Form F-1.

In addition, please reconcile your disclosure of the fair value of the underlying ordinary shares for the year ended December 31, 2019 to your disclosure on page F-45

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Results of Operations

Revenues, page 106

18.       You disclose that for the six months ended June 30, 2020 revenue from your CPaaS solutions increased as a result of increased demand, and you attribute the increase in revenue from cloud-based CC solutions to increases in the number of new customers and the average revenue per customer. Further, we note that dollar-based net customer retention rate for this period fell to below 100%. Please revise to separately quantify the revenue contribution or the percentage change in revenues attributable to new versus existing customers for each period presented. Also, revise your disclosure throughout MD&A as applicable. Refer Item 5.A. of Form 20-F and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Operating Expenses, page 108

19.       Your discussion of each operating expense line item refers to several items that impacted the increase in each expense. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. Please refer to Section III.D of SEC Release No. 33-6835 and revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 112 and 114 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 112

20.       You state that accounts receivable and allowance for doubtful accounts have increased due to extended payment cycles and collections caused by the COVID-19 outbreak. Revise to provide a quantified discussion of your extended payment terms and consider including information such as days sales outstanding to add context to this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117 of the Revised Draft Registration Statement.

Commitments, page 115

21.       We note that you disclose operating lease commitments and state that you did not have any other significant long term obligations or guarantees as of December 31, 2019. Please revise to disclose the long-term borrowings outstanding as of December 31, 2019 or advise. Refer to Item 5.F.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement.

Industry Overview

Overview of China’s Cloud-based Communications Industry, page 119

22.       Please disclose any material assumptions and limitations associated with your estimate of the total addressable market for each of the CPaaS, cloud-based CC and cloud-based UC&C markets that was addressed in the CIC report.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

Overview of China’s CPaaS market, page 123

23.       Please disclose the measure by which Ronglian is a leading vendor in China’s CPaaS market.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement.

Business

Competitive Strengths, page 132

24.       We note that you have entered into business agreements with a number of provincial branches of the three major mobile network operators in China. Please briefly describe the material terms of these agreements including the term and any material termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

Description of Share Capital

History of Securities Issuances, page 195

25.       Please revise to identify which recipients of your securities are related parties and the basis on which they are related parties. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 203 of the Revised Draft Registration Statement.

Shareholders Agreement, page 198

26.       Please identify the shareholders who are parties to the shareholders agreement. We note that several of your directors are affiliated with some of your principal shareholders, such as Sequoia Capital China, Trustbridge and Prospect Avenue Capital. Please disclose whether these directors were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 174 and 203 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company is in the process of negotiating the post-offering directorship with the relevant investors and will update this disclosure once a commercial decision has been made.

Underwriting

Lock-Up Agreements, page 224

27.       Please disclose the exceptions to the lock-up agreements with your directors, executive officers and existing shareholders.

The Company respectfully advises the Staff that the Company will disclose the material exceptions to the lock-up agreements with its directors, executive officers and existing shareholders once the information is available.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(q) Revenue recognition, page F-21

28.       Please revise to describe the inputs used to measure progress for your Cloud-based UC&C revenues. Refer to ASC 606-10-50-18.

The Company advises the Staff that the key inputs used to measure progress of our Cloud-based UC&C revenues are the labor hours incurred to date and the estimated total labor hours. Please refer to F-21 for the revised disclosure.

29.       Please disclose the typical contract terms including the length of the contracts as well as renewal, and termination provisions for each of your revenues that are charged based on monthly fees and usage.

The Company advises the Staff that our typical contracts with customers have a length between 3 and 12 months . At the end of the term of the contract, the contracts are renewable at the latest fee rates of the renewed contract services on the contract renewal date. The option of renewal does not provide the customer with a material right that it otherwise could not obtain without entering into that contract, therefore the renewal option was not recognized as a separate performance obligation in the contract. The contracts do not grant the Company or its customers a unilateral right to terminate the contracts before completion. These terms apply to each of contracts for its revenues that are charged based on monthly fees and usage. Please refer to F-20 and F-21 for the revised disclosure.

30.       Please describe for us the nature of customer acquisition activities and costs incurred to acquire contracts and how you account for such costs. In this regard, we note your disclosure on page 17 that you have expended significant resources to market, promote and sell solutions through various direct and indirect channels. Refer to ASC 340-40-25.

The Company advises the Staff that the Company’s customer acquisition activities and costs include market research, online advertisement and promotion, media advertisement, and exhibition activities. The Company’s selling and marketing expenses mainly comprise of salaries of sales and marketing employees and online promotion expenses. In accordance with ASC 340-40-25, both the Company’s customer acquisition cost and selling and marketing expenses are incurred regardless of whether a customer contract is ultimately obtained and are not chargeable to the customer. Accordingly, they have been recognized as an expense when incurred.

Note 10. Borrowings, page F-35

31.       Please revise to describe your accounting for the non-current interest-free loans, including the effective interest rate. Refer to ASC 835-30-50-1. In addition, reconcile for us the balance of the long-term borrowings at December 31, 2019 with the amount of unsecured loans as of June 30, 2020 disclosed on page F-77.

In response to the Staff’s comment, the Company has revised the disclosure on page F-35.

The reconciliation of long-term borrowings at December 31, 2019 with the balance of unsecured loans as of June 30, 2020 is as follows:

	Long-term borrowings	Short-term borrowings
	Total	Secured bank borrowings	Unsecured loans	Total Short- term borrowings
	RMB	RMB	RMB	RMB
As of December 31, 2019	96,190,363	26,838,032	—	26,838,032
Repayment of short-term secured bank borrowings	—	(11,182,514)	—	(11,182,514)
Additional unsecured short-term loans	—	—	10,000,000	10,000,000
Reclassification of long-term borrowings	(96,190,363)	—	96,190,363	96,190,363
Accrued interest expense*	—	—	7,386,281	7,386,281
As of June 30, 2020	—	15,655,518	113,576,644	129,232,162

Note *: The above accrued interest expenses included an imputed interest expense in the amount of RMB7,386,281 for the interest-free loans which was calculated based on an incorrect effective interest rate. When the Company was preparing its consolidated financial statements for the nine months ended September 30, 2020, the Company noted an error in calculating the imputed interest expense in the consolidated financial statements for the year ended December 31, 2019 as well as the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2020.  The imputed interest expenses were overstated by RMB2.8 million (US$0.4 million) and RMB2.1 million (US$0.3 million) during the year ended December 31, 2019 and the six-month period ended June 30, 2020, respectively.

In addition, the Company incorrectly included the imputed interest expenses of RMB7,386,281 or the interest-free loan in the line item “effect of foreign currency exchange rate changes on cash” of the cash flow statement instead of presenting the RMB7,386,281 as an adjusting item in the reconciliation between net loss and net cash used in operating activities of the cash flow statement.

The Company performed an analysis pursuant to ASC 250-10-S99-1 and took into consideration of various qualitative and quantitative factors and concluded that the errors were immaterial both individually or collectively with other errors (including other errors discussed in this response letter, which represent all known uncorrected errors), to the previously reported annual and interim financial statements.  The Company will correct such errors in its consolidated financial statements for the nine-month ended September 30, 2020, which will be included in a future confidential submission of its Form F-1.

Note 13. Redeemable Convertible Preferred Shares, page F-38

32.       You state that the redemption price for your preferred shares is based, in part, on the fair market value of the relevant preferred shares, which you indicate was “appraised by a reputable appraisal firm.” To the extent you relied upon a third-party valuation specialist, please disclose the name of the specialist and include the expert’s consent pursuant to Securities Act Rule 436(b) of Regulation C. Alternatively, clarify your reference to this third-party valuation. Refer to Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

The Company acknowledges the Staff’s comment and respectfully advises that the fair market values of the relevant redeemable convertible preferred shares were determined by management with the assistance from a valuation firm using management’s estimates and assumptions. Please refer to F-40 for the revised disclosure.

Unaudited Condensed Consolidated Financial Statements

Note 5. Long-term Investments, page F-73

33.       You state that you ceased to have a financial controlling interest in Beijing Jingu Shitong Technology Co., Ltd (“Jingu”) following a third-party investment in this entity in March 2020, despite your current 55.38% ownership interest. Please tell us whether the third-party investor has any related party interest with the company or its officers or directors. Explain the reason for the changes to Jingu’s articles of association and clarify how they impacted your accounting for this entity. Describe for us the type of matters that are subject to shareholder vote and how this provision restricts your ability to control the operations of Jingu. In your response, please address how you considered the guidance in ASC 810-10-15-10 and paragraphs 25-1 through 25-14.

Please tell us whether the third-party investor has any related party interest with the company or its officers or directors

The Company respectfully advises the Staff that the third-party investor does not have any related party interest with the Company or its officers or directors either.

Explain the reason for the changes to Jingu’s articles of association

Jingu’s articles of incorporation were changed upon the new investment by the third-party investor in March 2020. The Company initially invested in Jingu because Jingu was engaged in the research and development (“R&D”) of remote video meeting system as well as the enterprise instant messaging system, which is complementary with the Company’s products and services. While, Jingu had some progress in developing an interactive training platform, such platform is not the Company’s focus area and an additional investor, that can focus on the interactive platform was identified by Jingu’s general manager, (the general manager was a noncontrolling shareholder of Jingu at the time of the third-party investment). To facilitate the third-party investor’s investment in Jingu, the Company agreed to update Jingu’s articles of association to give the general manager substantive participating rights.

Clarify how they impacted your accounting for this entity

Describe for us the type of matters that are subject to shareholder vote and how this provision restricts your ability to control the operations of Jingu

Prior to the changes in Jingu’s articles of incorporation, the Company concluded that it has a controlling financial interest in Jingu because the noncontrolling shareholder did not have any substantive participating rights at the shareholder level. Therefore the Company had been consolidating Jingu before March 23, 2020.

Since March 23, 2020,  the amended articles association stated that all the significant financial and operating decisions shall be voted and agreed by shareholders with at least 2/3 voting rights.  Matters involving significant financial and operating decisions that are subject to shareholder vote are listed as below:

(1)     Operating strategy and investment plan;

(2)     Appointment and replacement of directors, supervisors as well as their remuneration;

(3)     Approval of the report by the board of directors;

(4)     Approval of the report by the board of supervisors;

(5)     Approval of the annual financial budget and general annual reports;

(6)     Approval of the profit distribution and the plan to make up the prior year losses;

(7)     Decision on increase or decrease of the registered capital;

(8)     Resolution on the corporate bond issuance;

(9)     Resolution on the merge, split, dissolve, liquidation or change of the structure of the company;

(10)  Amendment of the articles of association.

Among the above matters, number 7, 9 and 10 entitle the noncontrolling shareholder with protective rights only according to ASC 810-10-25-10 while other matters entitle the noncontrolling shareholder with substantive participating rights according to ASC 810-10-25-11.  As a result, the Company ceased to have a controlling financial interest in Jingu and deconsolidated Jingu upon the update of Jingu’s articles of association on March 23, 2020.

Note 20. Subsequent Events, page F-91

34.       Please revise to clarify, if true, that the waiver of the subscription receivable with Mr. Changxun Sun was recorded as compensation expense in your statement of operations or alternatively, tell us how you accounted for this transaction and the specific guidance applied.

The Company confirms as true that the waiver of the subscription receivable with Mr. Changxun Sun will be recorded as compensation expense in its consolidated statements of comprehensive loss for the year ended December 31, 2020. Please also refer to F-91 for the revised disclosure.

35.       Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. In this regard, on pages II-3 and II-4 you disclose equity issuances subsequent to June 30, 2020 that do not appear to be disclosed in your subsequent event footnote. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has updated the disclosure for share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact. Please refer to F-91 for the revised disclosure.

General

36.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented any written materials to any potential investors. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with investors in reliance on Section 5(d) of the Securities Act.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at +86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Johnny Lei, Partner, KPMG Huazhen LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP